Contact

www.linkedin.com/in/christianbraun
(LinkedIn)
www.hobbyDB.com (Other)
www.popculturehall.com (Other)
www.modelcarhall.com (Other)

Top Skills

Community Building
Online Advertising
Corporate Development

Languages

German
French
Russian

Christian Braun

Collector of Collectors
Louisville, Colorado, United States

Summary

Specialties: Community Building, Marketplaces, eCommerce, Forums, Collecting & Hobby Markets. Member of SAH and SEMA.

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Experience

hobbyDB
CEO
March 2014 - Present (11 years 2 months)
Superior, Colorado, United States

hobbyDB is the ultimate compendium of every collectible ever made, letting users take an interactive trip into who made what, when, where and much more, allowing them to research, reminisce, manage their collections and buy/sell. Think eBay meets IMDB/Wikipedia, for collectibles. Collectibles are everything from model cars, planes, boats & trains, comics, action figures, baseball cards, records, R/C, slot cars, anime & manga, superheroes, movie & music memorabilia and more. hobbyDB also operates other websites such as PopPriceGuide and The Toy Peddler.

Global Toy Experts
Industry Partner
December 2022 - Present (2 years 5 months)

Consulting clients in Collectible Markets

NB Center for American Automotive Heritage
Advisor
October 2022 - Present (2 years 7 months)
Allentown, Pennsylvania, United States

Advising on the acquisition on automobilia that complements the Center's car collection.

Pop Culture Hall of Fame
Chair
February 2018 - Present (7 years 3 months)
New York

From Mickey Mouse to Sponge Bob, from Superman to Jon Snow pop culture adds spice to life. The Pop Culture Hall of Fame is celebrating the best of it in toy and model format and over the years 16 inductees and 13 brands and characters have passed into its annals, including luminaries like Deadpool, Funko and Stan Lee.

Model Car Hall of Fame
Chair
February 2017 - Present (8 years 3 months)
Las Vegas

A staple of the diecast world, the Diecast Hall of Fame is best known for honoring pioneers of the model vehicle industry for their efforts to promote and enhance the hobby. From designers to entrepreneurs, there is no shortage of talented folks on the inductee list. The Hall has 167 inductees, including Carroll Shelby, Jay Leno, and Larry Wood.

Auto-Archives
Member of the Board
September 2016 - August 2022 (6 years)
Littleton, Colorado

Helping to make Auto-Archives board vision reality - a library open to anybody that has every car book, magazine, owner manual and brochure ever made!

EurActiv
Chair
July 2011 - July 2016 (5 years 1 month)
Brussels

Published in 15 European languages EurActiv is the leading online portal dedicated to European affairs.

EO41
Angel Investor & Board Member
December 2012 - March 2014 (1 year 4 months)

EO41 builds product discovery platforms which give eCommerce businesses a powerful voice from early on in the consumer journey. Currently in development, our platforms will launch shortly across selected special interest sites.

Martingale Internet Technologies
CEO
February 2008 - September 2013 (5 years 8 months)

Amersham, UK

Operator of model and toy related forums and related marketplaces.

Auctioning4u
CEO
April 2003 - January 2008 (4 years 10 months)

Founded and created the world's largest eBay trading assistant with around $15m GMV in 2007.

Intrepid Ventures
Partner
April 2001 - April 2003 (2 years 1 month)
London & Menlo Park

Intrepid is a small focused trans-atlantic outsourced corporate development house working in the following sectors: Consumer Finance, CRM, Data Mining, Payments, Transaction Processing and certain Mobile Applications. During my time I was responsible for client acquisition.

Intrinsic
SVP, Business Development
March 2000 - April 2001 (1 year 2 months)

After having invested in the business while at GE I joined to make it the world's leading Enterprise Marketing Automation specialist. During my time I raised money from SAS Institute and Acxiom with discussions under way with Bearingpoint and IBM (during those discussions the company was sold to SAS Institute).

GE Capital
Vice President
May 1996 - March 2000 (3 years 11 months)
Stamford, Atlanta, Warsaw (Poland) & UK

Various positions, most recently managed the European Private Equity Team for financial services (about 35 deals managing around $250m in investment assets).

Bain & Company
Team Leader
January 1996 - April 1996 (4 months)
Kiev, Ukraine

Ran an M&A assignment / project team for a major West European FMCG business, screening 35 acquisition targets across the CIS.

Dixon & Company
Managing Director, Russia
October 1993 - December 1995 (2 years 3 months)
Moscow & St. Petersburg, Russia

Built and managed the company's Russian operations (growing the team to 60 with offices in Moscow, St. Petersburg and temporary project offices in various parts of European Russia).

Suedia
Co-founder & MD
March 1985 - October 1988 (3 years 8 months)
Detmold, Germany

Event Operator; this was a part-time effort during high school by a team of four creating and managing ticketed parties.

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Education

London Business School
MBA, Business Administration · (1991 - 1993)

Techstars
Accelerator Program · (2015 - 2015)

New York University - Leonard N. Stern School of Business
Exchange Programme, Business Administration · (1992 - 1992)

The University of Glasgow
Academic Year, Business Administration · (1990 - 1991)

Universität des Saarlandes
Vordiplom Management Sciences, Business Administration · (1988 - 1990)